Investment Managers Series Trust

235 West Galena Street
Milwaukee, Wisconsin 53212

July 14, 2014

VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Anu Dubey

Re:	Investment Managers Series Trust (the “Registrant”); SEC File Nos. 333-196361 and 811-21719; Post-Effective Amendment No. 532 to the Registrant’s Registration Statement on Form N-1A

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 16, 2014, or as soon as practicable thereafter.

In connection with this request, IMST Distributors, LLC, the underwriter for the Registrant, has also signed this letter requesting acceleration.

Very truly yours,

Investment Managers Series Trust		IMST Distributors, LLC

By:	/s/ Maureen Quill	By:	/s/ Mark Fairbanks
Name:	Maureen Quill	Name:	Mark Fairbanks
Title:	President	Title:	President